August 22, 2019

Manuel Litchman, M.D.
President & CEO
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

       Re: Mustang Bio, Inc.
           Registration Statement on Form S-3
           Filed August 16, 2019
           File No. 333-233350

Dear Dr. Litchman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Mark McElreath - Alston & Bird LLP